# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ALUMIS INC., CIK 0001847367
CUSIP: 022307102
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 280 East Grand Avenue, South San Francisco, California (CA), 94080
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001862109

## Reporting persons
- venBio Global Strategic Fund IV, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,619,803; sole dispositive power 0; shared dispositive power 4,619,803; aggregate amount beneficially owned 4,619,803 (4.8% of the class)
- venBio Global Strategic GP IV, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 4,619,803; sole dispositive power 0; shared dispositive power 4,619,803; aggregate amount beneficially owned 4,619,803 (4.8% of the class)
- Adelman Robert J: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,619,803; sole dispositive power 0; shared dispositive power 4,619,803; aggregate amount beneficially owned 4,619,803 (4.8% of the class)
- GOODMAN COREY S: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 4,619,803; sole dispositive power 0; shared dispositive power 4,619,803; aggregate amount beneficially owned 4,619,803 (4.8% of the class)

## Item 1. Issuer
Name of issuer: ALUMIS INC.
Address of issuer's principal executive offices: 280 East Grand Avenue, South San Francisco, California, 94080

## Item 2. Person Filing
Name of person filing:
This Statement is filed on behalf of the following persons (collectively, the "Reporting Persons"):

i. venBio Global Strategic Fund IV, L.P. ("Fund IV");
ii. venBio Global Strategic GP IV, LLC ("General Partner IV");
iii. Robert Adelman ("Mr. Adelman"); and
iv. Corey Goodman ("Mr. Goodman").

This Statement relates to shares of Common Stock, $0.0001 par value per share ("Shares") directly beneficially owned by Fund IV. General Partner IV is the sole general partner of Fund IV. Mr. Adelman and Mr. Goodman are members of General Partner IV. Accordingly, each of General Partner IV, Mr. Adelman and Mr. Goodman may be deemed to indirectly beneficially own the Shares reported herein. Each Reporting Person disclaims beneficial ownership of such securities except for the Shares, if any, such Reporting Person holds of record.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is c/o venBio Partners, LLC, 1700 Owens Street, Suite 595, San Francisco, CA 94158.
Citizenship: Fund IV is a Delaware limited partnership. General Partner IV is a Delaware limited liability company. Each of Mr. Adelman and Mr. Goodman is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2025, each of the Reporting Persons may be deemed to beneficially own 4,619,803 Shares.
Percent of class: The percentages set forth in row 11 are based on 96,857,569 Shares outstanding as of June 30, 2025, as reported in the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on August 13, 2025.
Sole power to vote or to direct the vote: See Line 5 of cover sheets.
Shared power to vote or to direct the vote: See Line 6 of cover sheets.
Sole power to dispose or to direct the disposition: See Line 7 of cover sheets.
Shared power to dispose or to direct the disposition: See Line 8 of cover sheets.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See disclosure in Item 2 hereof.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1: Joint Filing Agreement
Exhibit 2: Power of Attorney regarding filings under the Securities Exchange Act of 1934, as amended.

## Signatures
- venBio Global Strategic Fund IV, L.P.: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact for Corey Goodman and Robert Adelman, Members of the General Partner (11/17/2025)
- venBio Global Strategic GP IV, LLC: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact for Corey Goodman and Robert Adelman, Members (11/17/2025)
- Adelman Robert J: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact (11/17/2025)
- GOODMAN COREY S: /s/ David Pezeshki, David Pezeshki, as attorney-in-fact (11/17/2025)
Comment: This Schedule 13G was executed by David Pezeshki on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.